FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2001


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F     X                 Form 40-F
                                 -----                          -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                              No    X
                                 -----                          -----

         Attached hereto and incorporated by reference herein is our press release announcing the sale of our consumer email messaging business, which includes the popular ZapZone webmail service, to CPSG, a venture development company.

         The information in this Report on Form 6-K and the exhibits herein are incorporated by reference in all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.













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




Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMMTOUCH SOFTWARE LTD.
                                                (Registrant)



Date                                        By
    ---------------                            -----------------------
                                            Name:

                                            Title:








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                                  Exhibit Index


Exhibit              Description of Document
-------              -----------------------

 99.1                Press Release announcing sale of Consumer Messaging Unit to
                     CPSG.






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